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                                      UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 20)*

                                Property Trust of America
                                    (Name of Issuer)

                  Common Shares of Beneficial Interest, $1.00 par value
                             (Title of Class of Securities)

                                       743445 10 8
                                     (CUSIP Number)


                (Name, Address and Telephone Number of Person Authorized
                          to Receive Notices and Communications)


                 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D AMENDMENT PREVIOUSLY FILED ON AUGUST 26, 1994 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                      SCHEDULE 13D


CUSIP No. 743445 10 8
________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Capital Realty Incorporated
________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) __
                                                                  (b) __
________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________
4     SOURCE OF FUNDS*

      WC
________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           __
________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
________________________________________________________________________
                  7     SOLE VOTING POWER
NUMBER OF
                        15,462,367
SHARES            _______________________________________________________
                  8     SHARED VOTING POWER
BENEFICIALLY
                        0
OWNED BY        _______________________________________________________
                  9     SOLE DISPOSITIVE POWER
EACH
                        15,462,367
REPORTING       _______________________________________________________
                  10    SHARED DISPOSITIVE POWER
PERSON
                      0
WITH
_______________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,462,367
_______________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        __
_______________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.7%
________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      CO
________________________________________________________________________

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP No. 743445 10 8
________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SECAP Realty Incorporated
________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) __
                                                                  (b) __
________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________
4     SOURCE OF FUNDS*

      AF
________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           __
________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
________________________________________________________________________
                  7     SOLE VOTING POWER
NUMBER OF
                        0
SHARES            _______________________________________________________
                  8     SHARED VOTING POWER
BENEFICIALLY
                        15,462,367
OWNED BY        _______________________________________________________
                  9     SOLE DISPOSITIVE POWER
EACH
                        0
REPORTING       _______________________________________________________
                  10    SHARED DISPOSITIVE POWER
PERSON
                      15,462,367
WITH
_______________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,462,367
_______________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        __
_______________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.7%
________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      CO
________________________________________________________________________

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 743445 10 8
________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Capital Group Incorporated
________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) __
                                                                  (b) __
________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________
4     SOURCE OF FUNDS*

      AF
________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           __
________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
________________________________________________________________________
                  7     SOLE VOTING POWER
NUMBER OF
                        0
SHARES            _______________________________________________________
                  8     SHARED VOTING POWER
BENEFICIALLY
                        15,462,367
OWNED BY        _______________________________________________________
                  9     SOLE DISPOSITIVE POWER
EACH
                        0
REPORTING       _______________________________________________________
                  10    SHARED DISPOSITIVE POWER
PERSON
                      15,462,367
WITH
_______________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,462,367
_______________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        __
_______________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.7%
________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      CO
________________________________________________________________________

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                      SCHEDULE 13D


CUSIP No. 743445 10 8
________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. Sanders
________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) __
                                                                  (b) __
________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________
4     SOURCE OF FUNDS*

      AF
________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                           __
________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________
                  7     SOLE VOTING POWER
NUMBER OF
                        201,465
SHARES            _______________________________________________________
                  8     SHARED VOTING POWER
BENEFICIALLY
                        15,462,367
OWNED BY        _______________________________________________________
                  9     SOLE DISPOSITIVE POWER
EACH
                        201,465
REPORTING       _______________________________________________________
                  10    SHARED DISPOSITIVE POWER
PERSON
                      15,462,367
WITH
_______________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,663,832
_______________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        __
_______________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.1%
________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________________

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Amendment No. 20
                                           to
                                      Schedule 13D

      This Amendment No. 20 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991,
June 10, 1991, June 20, 1991, October 8, 1991, November 8, 1991, December 3,
1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992,
January 18, 1993, February 17, 1993, March 31, 1994 and July 12, 1994 (as so amended, the "13D").

Item 1.     Security and Issuer.

      This Amendment relates to common Shares of Beneficial Interest, $1.00 par value (the "Common Shares"), of Property Trust of America, a Maryland real estate investment trust ("PTR").

Item 2.     Identity and Background.

      Item 2 of the 13D, as amended and supplemented hereby, is hereby restated in its entirety as follows:

Amendment No. 18
- ----------------
      The persons listed in Numbers 1 through 4 below are persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto. The persons listed in Numbers 5 through 15[16] below are persons enumerated in Instruction C to this statement as general partners, executive officers, directors and/or controlling persons of persons filing this statement.

1.    (a)   Name and Organization:  Security Capital Realty Incorporated, a
            Maryland corporation;
      (b)   Principal Business:  Creating and controlling a family of real estate investment trusts;
      (c)   Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (d)   Security Capital Realty Incorporated has not been convicted in a criminal proceeding during the last five years;
      (e)   Security Capital Realty Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

2.    (a)   Name and Organization:  SECAP REALTY Incorporated, a Delaware
            corporation;
      (b)   Principal Business:  Acting as REIT Manager for Security Capital
            Realty Incorporated;
      (c)   Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (d)   SECAP REALTY Incorporated has not been convicted in a criminal proceeding during the last five years;
      (e)   SECAP REALTY Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

3.    (a)   Name and Organization:  Security Capital Group Incorporated, a
            Delaware corporation;
      (b)   Principal Business:  Creating and controlling REIT Managers of various real estate investment trusts that are created and controlled by Security Capital Realty Incorporated;
      (c)   Principal Office:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (d)   Security Capital Group Incorporated has not been convicted in a criminal proceeding during the last five years;
      (e)   Security Capital Group Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

4.    (a)   Name:  William D. Sanders;
      (b)   Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (c)   Principal Employment:  Chairman of the Board and Chief Executive
            Officer of Security Capital Group Incorporated;
      (d)   Mr. Sanders has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Sanders has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

5.    (a)   Name:  C. Ronald Blankenship;
      (b)   Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (c)   Principal Employment:  Director of Security Capital Group
            Incorporated and Chairman of Property Trust of America;
      (d)   Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

6.    (a)   Name:  James C. Potts;
      (b)   Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (c)   Principal Employment:  Managing Director of Security Capital Realty
            Incorporated and Security Capital (Southwest) Incorporated;
      (d)   Mr. Potts has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Potts has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

7.    (a)   Name:  Thomas G. Wattles;
      (b)   Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico 87501;
      (c)   Principal Employment:  Co-Chairman of Security Capital Industrial
            Trust and Managing Director of Security Capital Realty
            Incorporated;
      (d)   Mr. Wattles has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Wattles has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

8.    (a)   Name:  Samuel W. Bodman;
      (b)   Business Address:  75 State Street, Boston, Massachusetts 02109;
      (c)   Principal Employment:  Chairman and Chief Executive Officer of
            Cabot Corporation;
      (d)   Mr. Bodman has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Bodman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

9.    (a)   Name:  John P. Frazee, Jr.
      (b)   Business Address:  9512 Bull Headley Road, Quin Que Farm,
            Tallahassee, Florida 32312;
      (c)   Principal Employment:  Director of Security Capital Group
            Incorporated;
      (d)   Mr. Frazee has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Frazee has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

10.   (a)   Name:  Cyrus F. Freidheim, Jr.;
      (b)   Business Address:  225 West Wacker Drive, Chicago, Illinois 60606;
      (c)   Principal Employment: Vice Chairman of Booz, Allen & Hamilton,
            Inc.;
      (d)   Mr. Freidheim has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Freidheim has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

11.   (a)   Name:  H. Laurence Fuller;
      (b)   Business Address:  200 East Randolph Drive, Chicago, Illinois
            60601;
      (c)   Principal Employment:  Chief Executive Officer of Amoco
            Corporation;
      (d)   Mr. Fuller has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Fuller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

12.   (a)   Name:  Ray L. Hunt;
      (b)   Business Address:  1445 Ross at Field, 20th Floor, Dallas, Texas
            75202;
      (c)   Principal Employment:  Chairman, President and Chief Executive
            Officer of Hunt Consolidated, Inc., and Chairman and Chief
            Executive Officer of Hunt Oil Company;
      (d)   Mr. Hunt has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Hunt has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

13.   (a)   Name:  John T. Kelley, III;
      (b)   Business Address:  7777 Market Center Avenue, El Paso, Texas 79912;
      (c)   Principal Employment:  Director of Security Capital Group
            Incorporated and Security Capital (Southwest) Incorporated and
            Trustee of Property Trust of America;
      (d)   Mr. Kelley has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Kelley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

14.   (a)   Name:  Peter S. Willmott;
      (b)   Business Address:  919 North Michigan Avenue, Suite 1220, Chicago,
            Illinois  60611;
      (c)   Principal Employment:  Chairman and Chief Executive Officer of
            Willmott Services, Inc.;
      (d)   Mr. Willmott has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Willmott has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

15.   (a)   Name:  Stephen T. Clark;
      (b)   Business Address:  600 Atlantic Avenue, 29th Floor, Boston,
            Massachusetts 02210;
      (c)   Principal Employment:  Partner at Harvard Management Company, Inc.;
      (d)   Mr. Clark has not been convicted in a criminal proceeding during the last five years;
      (e)   Mr. Clark has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (f)   Citizenship:  United States.

Amendment No. 20
- ----------------

17[16].     (a)   Name:  Anthony R. Manno, Jr.;
      (b)   Business Address:  125 Lincoln Avenue, Santa Fe, New Mexico  87501;
      (c)   Principal Employment:  Managing Director of Security Capital Realty
            Incorporated;
      (d)   Mr. Manno has not been convicted in a criminal proceeding during the last five years;
      (d)   Mr. Manno has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
      (e)   Citizenship:  United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 of the 13D, as amended and supplemented hereby, is hereby restated in its entirety as follows:

Schedule 13D
- -------------
      The aggregate amount of funds expended by SWRT [SWRT Incorporated, predecessor to Security Capital Realty Incorporated] to purchase the 501,000 Common Shares referred to in Item 5(c) hereof was $5,886,750 (the "Purchase Price"). No funds were expended for the purchase of the Option referred to in
Item 4. The consideration for the Option consists of SWRT's obligations under the Investor Agreement described in Item 4 hereof and attached hereto as Exhibit A, which is incorporated herein by reference, and the receipt by Property Trust [PTR] of a satisfactory Settlement Agreement and General Release with Standstill Provisions among Property Trust, Sizeler Property Investors, Inc. and Realty Acquisition Corporation, dated February 22, 1990, which Settlement Agreement is attached hereto as Exhibit H and is incorporated herein by reference in its entirety.

      SWRT paid the full amount of the Purchase Price with the proceeds of a demand loan (the "Demand Loan") which it received from Morgan Guaranty Trust Company of New York ("Morgan Guaranty") pursuant to a February 22, 1990 Letter Agreement between SWRT and Morgan Guaranty (the "Letter Agreement"). Sanders has personally guaranteed (the "Guaranty") the Demand Loan.

      The Letter Agreement, the promissory note evidencing the indebtedness of SWRT thereunder and the Guaranty are attached hereto as exhibits B, C and D, respectively, and are incorporated herein by reference in their entirety.

Amendment No. 2
- ---------------
      The aggregate amount of funds which SWRT expects to expend in order to purchase the 387,100 Common Shares (discussed in Item 5(c) of this amendment) is $3,239,947.50, which includes $960 of commission expenses. No funds have been expended for any of the Shares as of the date hereof since the settlement dates for the purchases have not yet occurred. The settlement date for the purchase of the 9,600 Common Shares is scheduled for March 13, 1990, and the settlement date for the purchase of the 377,500 Common Shares is scheduled for March 15, 1990. SWRT expects to pay the full amount of the $3,239,947.50 purchase price with the proceeds of a demand loan from Morgan Trust Company of New York ("Morgan") pursuant to the February 22, 1990 Letter Agreement between SWRT and Morgan filed as Exhibit B to the Original Schedule 13D, which Letter Agreement is incorporated herein by reference in its entirety.

Amendment No. 4
- ---------------
      The aggregate amount of funds which Southwest [Southwest Capital Realty Incorporated, predecessor to Security Capital Realty Incorporated] expects to expend in order to purchase the 92,600 Common Shares (discussed in Item 5(c) of this amendment) is $836,622.50 which includes $9,260 of commission expenses.
No funds have been expended for any of the Common Shares as of the date hereof since the settlement dates for the purchases have not yet occurred. The settlement date for the purchase of the 21,900 Common Shares is scheduled for March 21, 1990, and the settlement date for the purchase of the 70,700 Common Shares is scheduled for March 23, 1990. Southwest expects to pay the full amount of the $836,622.50 purchase price primarily with the proceeds of a demand loan from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to the February 22, 1990 Letter Agreement between Southwest and Morgan filed as Exhibit B to the Original Schedule 13D, which Letter Agreement is incorporated herein by reference in its entirety.

Amendment No. 5
- ---------------
      The aggregate amount of funds which Southwest expects to expend in order to purchase the 56,700 Common Shares (discussed in Item 5(c) of this amendment) is $504,295.00 which includes $5,670 of commission expenses. No funds have been expended for any of the Common Shares as of the date hereof since the settlement dates for the purchases have not yet occurred. The settlement dates for the purchase of the 56,700 Common Shares are scheduled for March 26, 1990 through March 29, 1990. Southwest expects to pay the full amount of the $504,295.00 purchase price with the proceeds of a demand loan from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to a Letter Agreement expected to be entered into between Southwest and Morgan.

Amendment No. 6
- ---------------
      Realty has paid for Common Shares with the proceeds of a demand loan (the "Second Demand Loan") from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to the March 26, 1990 Letter Agreement between Realty and Morgan (the "Second Letter Agreement"). Sanders has personally guaranteed (the "Second Guaranty") the Second Demand Loan. The Second Demand Loan and the Demand Loan have been paid in full by Realty. Realty used the proceeds of a sale of its shares of common stock to repay the Second Demand Loan and the Demand Loan in full.

Amendment No. 7
- ----------------
      The rights to acquire additional shares were received as a dividend pursuant to a rights offering.

Amendment No. 8
- ---------------
      Realty expended $5,400,000 to purchase the 720,000 Common Shares referred to in Item 5 below. The source of Realty's $5,400,000 was from general corporate funds. [Peter S.] Willmott, a director of Capital, as set forth in
Item 2 of Amendment Number 6 dated February 11, 1991, expended $22,500 from personal funds to purchase the 3,000 Common Shares referred to in Item 5 below. [Ray L.] Hunt, a director of Capital, as set forth in Item 2 of Amendment Number 6 dated February 11, 1991 expended $69,000 from personal funds to purchase the 9,200 Common Shares referred to in Item 5 below. Hunt Securities Corporation, a corporation affiliated with Hunt, expended $283,500 from general corporate funds to purchase the 37,800 Common Shares referred to in Item 5 below.

Amendment No. 9
- ---------------
      Realty expended $255,000 to purchase the 30,000 Common Shares referred to in Item 5 below. The source of Realty's $255,000 was from general corporate funds.

Amendment No. 10
- -----------------
      Realty will use general corporate funds to purchase the shares referred to in Item 4 below. Purchases by Realty and by Sanders shall be made as described in pages 32-34 of the prospectus (the "Prospectus") which constitutes
Part 1 of Amendment No. 1 of the Issuer's [PTR's] Registration Statement on Form S-2 (Registration No. 33-43201) under the Securities Act of 1933, as amended (the "Securities Act"), filed with the Securities and Exchange Commission (the "Commission") on November 8, 1991 (as so amended, the "Registration Statement") copies of which pages are attached hereto as Exhibit A and by this reference are incorporated as part hereof in response to this item.

Amendment No. 11
- -----------------
      Realty expended approximately $9,519,476 to purchase the 1,072,617 Shares referred to in Item 5 below. The source of Realty's 9,519,476 was general corporate funds. Sanders expended approximately $887,500 to purchase the 100,000 Shares referred to in Item 5 below. The source of Sanders' $887,500 was personal finances.

Amendment No. 12
- ----------------
      Realty expended approximately $13,487,500 to purchase the 1,300,000 Shares referred to in Item 5 below. The source of such amount was general corporate funds.

Amendment No. 13
- ----------------
      Realty will use general corporate funds to purchase the Shares referred to in Item 4 below.

Amendment No. 14
- ----------------
      The Shares referred to in Item 5 below were acquired pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan.

Amendment No. 15
- ----------------
      The 2,277,457 Shares acquired by Realty in the Rights Offering referred to in Item 4 below were acquired for approximately $27,044,802 ($11.875 per Share). The 74,900 Shares acquired by Realty referred to in Item 4 below were acquired for approximately $926,888 ($12.375 per Share). Realty used general corporate funds to acquire such Shares.

      The 33,206 Shares acquired by Sanders in the Rights Offering referred to in Item 4 below were acquired for approximately $394,321 ($11.875 per Share). Sanders used personal funds to acquire such Shares.

Amendment No. 16
- ----------------
      The 58,612 Shares and the 1,564 Shares referred to in Item 4 below were acquired by Realty and Sanders, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan.

      The Shares to be acquired by Realty in the offering referred to in Item 4 below will be acquired by Realty using general corporate funds.

Amendment No. 17
- ----------------
      The 84,500 Shares and the 1,358 Shares referred to in Item 4 below were acquired by Realty and Sanders, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan (the "Dividend Reinvestment Plan").

      The 1,500,000 Shares referred to in Item 4 below were acquired by Realty pursuant to the terms of a Purchase Agreement between Realty and the Issuer. Realty purchased such Shares for an aggregate of $25,312,500 ($16.875 per Share). The Shares acquired by Realty were acquired by Realty using general corporate funds.

Amendment No. 18
- ----------------
      Except for the transactions relating to the automatic reinvestment of dividends pursuant to PTR's Dividend Reinvestment and Share Purchase Plan (the "DRIP"), the purchases referred to in Item 5 below were made from general corporate funds.

Amendment No. 20
- ------------------
      The purchases specified in Item 5(c) below were made from general corporate funds.

Item 4.     Purpose of Transaction

      Item 4 of the 13D, as amended and supplemented hereby, is hereby restated in its entirety as follows:

Schedule 13D
- ------------
      The purpose of SWRT's acquisition of the Common Shares and the Option (the "Option"), granted to SWRT by Property Trust, to purchase Variable Rate Cumulative Convertible Series A Preferred Shares of Beneficial Interest of Property Trust, par value $1.00 per share (the "Series A Preferred Shares"), which are convertible into Common Shares, was for investment. Sanders or SWRT may sell interests in SWRT to other persons.

      Depending on market conditions and other factors, and subject to the restrictions imposed by the Investor Agreement (discussed below), SWRT intends to acquire, at any time or from time to time, up to 32% of Property Trust's Common Shares through open market purchases or otherwise and by exercising the Option and converting the resulting Preferred Shares. SWRT delivered on March 2, 1990 a notice to Property Trust indicating that it proposes to buy 425,000 Common Shares on the open market. Under Section 10 of the Investor Agreement, Property Trust has ten days from the date of such notice to exercise a right of first offer with respect to such proposed open market purchases.

      SWRT and Sanders intend to play a major role in the direction of Property Trust for the purpose of maximizing the value of Property Trust. Subject to the Investor Agreement, SWRT reserves the right to dispose of some or all of the shares of the equity interests in Property Trust that it now owns or hereafter acquires.

      The Option entitles SWRT (or any subsequent holder of the Option) to purchase 600,000 shares of the Series A Preferred Shares at a price of $9.00 per share, subject to certain antidilution adjustments described in Section 7 of the Option. The Option will be wholly void and of no effect after August 31, 1991.

      Under the terms of the Articles Supplementary of Property Trust (the "Articles Supplementary"), which designate the voting powers, rights, preferences, qualifications and restrictions of the Series A Preferred Shares, the holders of the Series A Preferred Shares are not entitled to vote, except as a class on mergers, consolidations, sales of substantially all the assets of Property Trust and matters respecting which the vote of all classes of a real estate investment trust's shares is required by applicable provisions of the General Corporation Law of the State of Maryland. Each share of the Series A Preferred Shares is convertible at the option of the holder thereof into one Common Share (subject to certain antidilution provisions set forth in the Articles Supplementary) upon the earlier of March 31, 1990 and receipt of authorization from the New York Stock Exchange for listing the underlying Common Shares.

      Pursuant to the terms of the Investor Agreement between SWRT and Property Trust, dated February 23, 1990 (the "Investor Agreement"), neither SWRT nor any officer or director of SWRT, nor a beneficial owner of more than 25% of SWRT's voting securities, may purchase additional securities of Property Trust entitled to vote generally for the election of trustees (including options and rights to acquire any such securities and securities convertible into such securities) (herein, such securities of Property Trust shall be referred to as the "Voting Securities") if the effect of such acquisition would be to increase the beneficial ownership of SWRT and its Affiliates (as defined in the Investor Agreement) and persons in which SWRT or any of its Affiliates own more than 25% of the outstanding interests, to greater than 32% (assuming conversion of the Series A Preferred Shares) of the total combined voting power of all the Voting Securities. However, SWRT and its Affiliates may acquire Voting Securities without regard to the foregoing limitation pursuant to a tender offer for Property Trust's stock which meets the following conditions: (i) the tender offer is commenced after March 1, 1992; (ii) the tender offer is made for all the shares of Property Trust securities not held by SWRT; (iii) the consideration offered is all cash and is offered equally to all holders; and
(iv) the tender offer is held open for at least 90 days. Notwithstanding anything in the Investor Agreement to the contrary, SWRT may make a tender offer at any time and upon whatever terms it deems appropriate for the Common Shares (including terms inconsistent with (i) - (iv), inclusive, of the preceding sentence) if such tender offer is (A) made in response to a tender offer made by a party which is not an affiliate of either SWRT or any of its Affiliates and (B) is not instigated by SWRT or any of its Affiliates for the purpose of avoiding its obligations under the Investor Agreement. If and when SWRT decides to increase its ownership of shares through open market purchases, Property Trust has a right of first offer to sell newly issued Common Shares to SWRT at market prices.

      The Investor Agreement also provides that SWRT and its Affiliates will not sell any Voting Securities owned by them without the prior written consent of the Board of Trustees of Property Trust by resolution adopted by a majority of the Trustees who are not designees of SWRT, except (i) pursuant to a public offering registered pursuant to a registration statement prepared in accordance with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"); or (ii) in privately negotiated sales, provided that (A) SWRT or any of its Affiliates will not sell shares constituting and/or securities convertible into more than 9.8% of the outstanding Common Shares to any person or group in any transaction or series of related transactions, and
(B) neither SWRT or any of its Affiliates will sell shares constituting or securities convertible into an amount of Common Shares to any person or group which would result in such person's or group's beneficially owning, after giving effect to such sale, more than 9.8% of the outstanding shares; provided, that for this purpose, SWRT may rely exclusively upon copies of Schedule 13D or 13G as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by such persons, in either case furnished by Property Trust to SWRT; (iii) in "brokers transactions" as defined in Rule 144 of the General Rules and Regulations under the Securities Act as in effect on the date of the Investor Agreement; (iv) transfers to a potential acquiror of Property Trust pursuant to a tender or exchange offer for all outstanding Voting Securities, or securities convertible into, or exercisable for, Voting Securities, (A) if the Board of Property Trust does not oppose such tender or exchange offer, or (B) if such tender or exchange offer is opposed by the Board of Trustees of Property Trust, but such transfer occurs not earlier than 48 hours preceding the announced termination of such tender or exchange offer; (v) the conversion, exchange or exercise of such Voting Securities pursuant to their terms; or (vi) a transfer, assignment, sale or disposition of such Voting Securities among Affiliates, provided that the transferee shall be a corporation directly or indirectly wholly owned by SWRT, and the transferee or pledgee shall expressly assume in a writing delivered to Property Trust all of the obligations and restrictions contained in the Investor Agreement pertaining to SWRT.

      Property Trust redeemed the Rights issued pursuant to that certain Rights Agreement, dated as of March 10, 1989, as amended, between Property Trust and MTrust Corp., N.A. as Rights Agent (the "Old Rights Agreement"), and agreed to adopt a new Rights Agreement (the "New Rights Agreement"), which is substantially identical to the Old Rights Agreement in every respect, except that the New Rights Agreement (A) grants to SWRT a number of Rights (as defined in the New Rights Agreement) equivalent to the number that would be associated with the number of Common Shares into which the Series A Preferred Shares are convertible, as such number may be adjusted from time to time pursuant to the New Rights Agreement and the Articles Supplementary, and (B) provides that the ownership by SWRT of the Option, or the acquisition by SWRT of Common Shares, Series A Preferred Shares or other shares of preferred stock of Property Trust shall not cause the occurrence of a Distribution Date (as defined in the New Rights Agreement) or result in SWRT becoming an Acquiring Person (as defined under the New Rights Agreement) or involved in a transaction or event described in Section 11(a)(ii) of the New Rights Agreement (herein, any such transaction or event shall be referred to as a "Triggering Event") solely as a result of SWRT (1) acquiring or having acquired Voting Securities of Property Trust giving SWRT directly or indirectly an aggregate of no more than 32% of the voting power of the Voting Securities, or (2) being the Beneficial Owner (as defined in the Rights Agreement) of Voting Securities of Property Trust comprising more than 32% of the voting power of the Voting Securities then outstanding, solely as a result of (i) a reduction in the number of votes per share of outstanding shares of Property Trust's Voting Securities, (ii) exercise or conversion of the Rights (as defined in the New Rights Agreement) or any rights, warrants, or convertible securities received by SWRT with respect to Series A Preferred Shares, the Common Shares or securities derived by SWRT therefrom, (iii) any distribution made, or other action taken, by Property Trust with respect to the Option, Series A Preferred Shares, the Common Shares, the Rights (as defined in the New Rights Agreement) or any rights, warrants, or convertible securities received by SWRT with respect to Series A Preferred Shares, the Common Shares, or any security derived by SWRT therefrom, including, without limitation, any securities received by SWRT pursuant to Section 7 of the Option or (iv) utilization of rights possessed by Series A Preferred Shares or the Rights or any stock rights, warrants, or other securities derived, whether directly or indirectly, by SWRT therefrom. During such time as SWRT is the owner of the Option, any Series A Preferred Shares or any Common Shares and while the Rights issued pursuant to the New Rights Agreement are outstanding, Property Trust shall not amend or supplement the New Rights Agreement in any manner which would cause the occurrence of a Distribution Date or result in SWRT becoming an Acquiring Person or involved in a Triggering Event solely as a result of SWRT maintaining its ownership of Common Shares as described in clauses (1) and (2) of the immediately preceding sentence. During such time as SWRT is the owner of the Option or any Series A Preferred Shares, Property Trust may amend the New Rights Agreement or may adopt a new rights agreement similar to the New Rights Agreement only if such amendment or new agreement provides for the issuance to the holders of the Option or Series A Preferred Shares of (x) rights identical to those to be issued to holders of Common Shares and (y) a number of rights with respect to each Series A Preferred Share equal to the number of Common Shares into which a Series A Preferred Share is then convertible multiplied by the number of rights to be issued with respect to each such Common Share, and Property Trust's amendment, adoption of such new agreement, or of any amendment or supplement to either thereof, complies with the preceding sentence.

      Property Trust has exempted SWRT from the application of the provisions of Section 3-602 and Section 3-702(a) of the Maryland General Corporation Law, as in effect on the date of the Investor Agreement, and from Article 2, Section 7(c) of its Declaration of Trust so long as SWRT holds 32% or less of the Voting Securities. These exemptions will not attach to and follow the shares, but will terminate upon transfer by SWRT to an unaffiliated party.

      The Investor Agreement provides that SWRT and its Affiliates, from the date of the Investor Agreement until March 1, 1992, will not (i) submit any proposal for the vote of shareholders of Property Trust; (ii) become a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act unless such group is committed to complying with the obligations of SWRT and its Affiliates under Sections 9(b)(ii) and 9(b)(iii) of the Investor Agreement (which require SWRT and its Affiliates to be present at all shareholder meetings of Property Trust, and require SWRT and its Affiliates, until March 1, 1992, to vote its Voting Securities in favor of the nominees of the Board of Trustees of Property Trust for election to the Board of Property Trust); or
(iii) deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities unless the persons controlling the voting thereof are committed to complying with the obligations of SWRT and its Affiliates under Sections 9(b)(ii) and 9(b)(iii) of the Investor Agreement.

      SWRT has the right under the Investor Agreement to obtain representation on the Board of Trustees of Property Trust as follows: So long as SWRT owns 9% or more of the Voting Securities, Property Trust shall not increase the number of members of its Board of Trustees to more than eight, and SWRT shall be entitled to designate one or more persons for nomination to the Board of Property Trust (such person, a "Nominee") as follows and Property Trust will use its best efforts to cause the election of such Nominee or Nominees: (i) so long as SWRT owns less than 10% of the Voting Securities, one (1) Nominee; (ii) so long as SWRT owns not less than 10% of the Voting Securities, that number of Nominees as shall bear approximately the same ratio to the total number of trustees as the number of Voting Securities held by SWRT (excluding the Voting Securities represented by the Option until the exercise thereof) bears to the total number of Voting Securities outstanding, provided, that (A) SWRT shall be entitled to designate not more than two (2) Nominees so long as the Board consists of not more than eight (8) trustees; (B) any person who is employed by SWRT or who is an employee, a 25% shareholder or a director of any corporation of which SWRT is a 25% shareholder (except for Property Trust) shall be deemed to be a designee of the SWRT; and (C) if necessary to avoid the forced retirement from the Board of Property Trust of any current trustee, SWRT shall designate one of the current members of the Board of Property Trust as one of his two Nominees under clause (A) above.

      In the event of a "Change in Control" (as defined in the Option or the Articles Supplementary, as the case may be) of Property Trust, the holder of the Option or the Series A Preferred Shares may require Property Trust to repurchase the Option or the Preferred Shares, as the case may be, at predetermined prices.

      The provisions of the Option, the Investor Agreement and the Articles Supplementary are set forth in full in those documents which are filed as Exhibits E, A and F to this Schedule 13D, and which are incorporated herein in their entirety by this reference in the response to this Item 4. The description in this Item 4 of the terms and conditions thereof is a summary only and is qualified in its entirety by reference to such Exhibits.

      Other than as discussed above, neither SWRT nor Sanders has any plans or proposals that relate to or would result in the acquisition of additional securities of Property Trust or the disposition of securities of Property Trust; an extraordinary corporate transaction involving Property Trust or any of its subsidiaries; a sale or transfer of a material amount of assets of Property Trust or any of its subsidiaries; a change in the present Board of Trustees or management of Property Trust; a material change in the present capitalization or dividend policy of Property Trust; any other material change in the business or corporate structure of Property Trust; changes in Property Trust's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of Property Trust by any other person; causing a class of Property Trust's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered securities association; causing securities of Property Trust to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated in the foregoing paragraph.

Amendment No. 1
- ---------------
      On March 3, 1990, Property Trust advised SWRT and Sanders that it had elected not to exercise its right of first offer pursuant to Section 10 of the Investor Agreement with respect to the notice of proposed open market purchases that SWRT delivered to Property Trust on March 2, 1990.

Amendment No. 6
- ----------------
      The current management of the Issuer is expected to change if and when the Issuer enters into an advisory agreement with Southwest Realty Advisors Incorporated ("Realty Advisors"), a wholly-owned subsidiary of Capital, the terms of which are currently being negotiated. It is expected that the advisory agreement will be executed in the near future and be effective as of March 1, 1991. The proposed agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference in its entirety, contemplates that Realty Advisors will assume responsibility for the day-to-day management of the Issuer and will employ all current employees of the Issuer.

      The proposed agreement also contemplates that Realty Advisors' compensation will be performance based and will be tied primarily to the cash flow of the Issuer so that the interests of Realty Advisors will mirror those of the Issuer's shareholder's. The cost of the advisory agreement to the Issuer is expected to be no greater than the current total general and administrative cost of the Issuer as a self-advised entity.

      The current capitalization of the Issuer is expected to change. In order to execute the strategy set forth in the following paragraph, the Board of Trustees of the Issuer ("Trustees") are exploring alternative approaches to raising additional capital consistent with the long-term interests of the Issuer's shareholders. Capital has expressed a desire to invest, either directly or through its Affiliates, additional capital in the Issuer in the immediate future.

      The focus of the Issuer's business is expected to shift towards the acquisition and development of multi-family housing in certain markets in the southwestern United States.

Amendment No. 7
- ----------------
      Pages 1-5 of the Prospectus which constitutes Part I of the Registration Statement on Form S-2 filed by Property Trust of America dated May 16, 1991, Registration Number 33-39766, are hereby incorporated herein by reference.

Amendment No. 8
- ---------------
      Realty acquired the 720,000 Common Shares referred to in Item 5 below in order to increase its investment in the Issuer. Realty intends to acquire from time to time in open market purchases over an indefinite period of time additional Common Shares of the Issuer at an aggregate price of up to $2,500,000.

      William D. Sanders, on behalf of himself and related entities, intends to acquire from time to time in open market purchases over an indefinite period of time additional Common Shares of the Issuer at an aggregate price of up to $750,000.

      Willmott acquired the 3,000 Common Shares referred to in Item 5 below as an investment. Hunt acquired the 9,200 Common Shares referred to in Item 5 below as an investment. Hunt Securities Corporation acquired the 37,800 Common Shares referred to in Item 5 below as an investment.

Amendment No. 9
- ---------------
      Realty acquired the 30,000 Shares referred to in Item 5 below in order to increase its investment in the Issuer. On October 8, 1991, the Issuer filed a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Act"), in connection with the Issuer's proposed offering (the "Offering") of up to 2,500,000 of its Shares to the public. In lieu of open market purchases, as previously reported, Realty intends to purchase 600,000 Shares of the Issuer in the Offering, unless the Offering is oversubscribed. Under the terms of a Supplemental Investment Agreement between Realty and the Issuer in the form attached hereto as Exhibit A (the "Supplemental Agreement"), which is hereby incorporated herein by reference, Realty has agreed to purchase a minimum of $2 million of Shares in the Offering, subject to certain conditions.

      In lieu of open market purchases, as previously reported, William D. Sanders, on behalf of himself and related entities, intends to purchase up to 100,000 additional Shares of the Issuer in the Offering.

Amendment No. 10
- ----------------
      In order to increase its investment in the Issuer, Realty intends to purchase 1,100,000 shares of the Issuer in the offering made pursuant to the Registration Statement (the "Offering"), unless the offering is oversubscribed. Sanders intends to purchase up to 100,000 additional shares of the Issuer in the Offering. Planned purchases by Realty and Sanders are more fully described in pages 32-34 of the Prospectus, copies of which are attached hereto as Exhibit A and by this reference incorporated as part hereof in response to this item.

Amendment No. 11
- -----------------
      Realty and Sanders, respectively, acquired the 1,072,617 and 100,000 Shares referred to in Item 5 below in order to increase their investments in the Issuer. On October 8, 1991, the Issuer filed a Registration Statement on Form S-2, as amended on November 8, 1991, under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Issuer's offering (the "Offering") of up to 5,175,000 of its Shares to the public.

      Realty and Sanders intend to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

      Pursuant to the Offering, Messrs. C. Ronald Blankenship, Managing Director of Southwest Capital Group Incorporated, and Thomas G. Wattles, Managing Director of Realty, acquired 6,500 Shares and 5,000 Shares, respectively.

Amendment No. 12
- ----------------
      Realty acquired the 1,300,000 Shares referred to in Item 5 below in order to increase its investment in the Issuer. On March 13, 1992, the Issuer filed a Registration Statement on Form S-2, as amended on April 15, 1992, under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Issuer's offering (the "PTR Offering") of up to 2,050,000 of its Shares to certain indirect owners of Realty who were then owners of the Issuer's Shares. Concurrently with the PTR Offering, the Issuer commenced an underwritten offering of up to 5,750,000 Shares to the public, including 750,000 Shares which may be sold to underwriters to cover over-allotments, if any.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 13
- -----------------
      In order to increase its investment in the Issuer, Realty intends to purchase approximately 724,873 Shares pursuant to the Rights Offering described in the prospectus included in a registration statement on Form S-3 filed by the Issuer on September 8, 1992 (File No. 33-51728). In addition, Realty expects to subscribe for up to an additional $20 million of Shares pursuant to the oversubscription privilege described in such registration statement, to the extent such Shares are available pursuant to the Rights Offering. Realty reserves the right to purchase additional Shares, or fewer Shares if excess demand for unsubscribed Shares develops.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 14
- ----------------
      To increase its investment in the Issuer, Realty acquired an aggregate of 130,622 Shares pursuant to the Issuer's Dividend Reinvestment and Share Purchase Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 15
- ----------------
      To increase its investment in the Issuer, Realty acquired an aggregate of 2,277,457 Shares by exercising rights in the Issuer's Rights Offering described in the prospectus included in a registration statement on Form S-3, as amended (File No. 33-51728), as well as the pro rata oversubscription privilege described therein. Additionally, Realty acquired an aggregate of 74,900 Shares in open market purchases prior to the Rights Offering.

      Sanders acquired the 33,206 Shares by exercising rights in the Issuer's Rights Offering. In addition, Sanders previously acquired 47,851 Shares, which Shares were inadvertently omitted from the prior Schedule 13D.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 16
- -----------------
      To increase its investment in the Issuer, Realty acquired an aggregate of 58,612 Shares and Sanders acquired an aggregate of 1,564 Shares pursuant to the automatic reinvestment of dividends pursuant to the Issuer's Dividend Reinvestment and Share Purchase Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

      On January 15, 1993, the Issuer filed with the Commission a registration statement on Form S-3 (File No. 33-75050) relating to an offering of up to 5,500,000 Shares (the "Registration Statement"). Of the 5,500,000 Shares to be sold by the Issuer, Realty expects to purchase between 20% and 25% of the total number of Shares offered at the initial public offering price as set forth in the Registration Statement. Such purchase by Realty will be made pursuant to a Purchase Agreement, the form of which is included as an Exhibit hereto and is incorporated herein by reference. Realty may purchase Shares in the open market following the offering described in the Registration Statement if sufficient Shares are not available for its purchase therein.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 17
- ----------------
      On February 12, 1993, Realty acquired 84,500 Shares and Sanders acquired 1,358 Shares pursuant to the Dividend Reinvestment Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

      On February 9, 1993, the Commission declared effective the Issuer's registration statement on Form S-3 (File No. 33-57050) relating to an offering of up to 8,055,000 Shares (the "Registration Statement") of the 8,055,000 Shares registered by the Issuer, Realty purchased 1,500,000 Shares (representing approximately 19% of the total number of Shares offered) at the initial public offering price as set forth in the Registration Statement. Such purchase by Realty was made on February 17, 1993 to a Purchase Agreement, a copy of which is included as an Exhibit hereto and is incorporated herein by reference. Realty may purchase additional Shares in the open market following the consummation of the offering described in the Registration Statement.

      Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Amendment No. 18
- ----------------
      REALTY may continue to purchase Common Shares of PTR at the same times and on the same terms available to other shareholders or to investors generally, both in open market purchases and in future public offerings.

Amendment No. 20
- ----------------
      REALTY did not receive its full oversubscription in PTR's August 1994 public rights offering due to proration of available Common Shares. REALTY intends to continue purchasing Common Shares in the open market or in future public offerings in order to increase its ownership interest in PTR.

Item 5.     Interest in Securities of Issuer.

      Item 5 of the 13D, as amended and supplemented hereby, is hereby restated in its entirety as follows:

      (a),(b)

Amendment No. 20
- -----------------
      To the filing persons' belief, the following table sets forth the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person, to the filing persons' belief, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                                   Common Shares  Percent of All
Person                                        Beneficially Owned  Common Shares
- ------                                        ------------------  --------------

Security Capital Realty Incorporated............       15,462,367        30.7%
SECAP REALTY Incorporated(1)....................       15,462,367        30.7%
Security Capital Group Incorporated(1)..........       15,462,367        30.7%
William D. Sanders(1)...........................       15,663,832        31.1%
C. Ronald Blankenship...........................           17,773            *
James C. Potts..................................            3,500            *
Thomas G. Wattles...............................            6,857            *
Samuel W. Bodman................................                0            0
John P. Frazee, Jr..............................                0            0
Cyrus F. Freidheim, Jr..........................                0            0
H. Laurence Fuller..............................                0            0
Ray L. Hunt.....................................          455,269            *
John T. Kelley, III.............................                0            0
Peter S. Willmott...............................           50,000            *
Stephen T. Clark................................                0            0
Anthony R. Manno, Jr............................                0            0
_____________________
*  less than 1%

(1) 15,462,367 of these Common Shares are owned of record by REALTY. SECAP REALTY Incorporated ("SECAP"), a wholly owned subsidiary of Security Capital Group Incorporated ("GROUP"), is the REIT manager of REALTY. SECAP and GROUP may therefore be deemed to share voting and dispositive power with respect to such Common Shares. Sanders may also be deemed to beneficially own such Common Shares, because he may be deemed to share voting and dispositive power with respect to all shares owned by REALTY. REALTY and Sanders intend to play a major role in the direction of PTR for the purpose of maximizing the value of PTR.

      (c)

Schedule 13D
- -------------
      The only transactions during the past 60 days in the Common Shares by the persons filing this Schedule 13D are as follows: On February 23, 1990, pursuant to that certain Agreement for the Sale of Stock, dated February 22, 1990, among SWRT Incorporated, Sizeler Property Investors, Inc., and Realty Acquisition Corporation, attached hereto as Exhibit G and incorporated herein by reference in its entirety, SWRT purchased for cash, at a price of $11.75 per share, in a negotiated, private transaction, 501,000 Common Shares from Realty Acquisition Corporation, a Delaware corporation.

      Also on said date, following the consummation of the foregoing transaction, Property Trust issued to SWRT the Option, which grants to SWRT the right, until August 31, 1991, to purchase, at a price of $9 per share, 600,000 shares (subject to certain antidilution adjustments) of the Series A Preferred Shares, each of which is convertible into one Common Share. The Option was issued in consideration of Realty Acquisition Corporation, its corporate parent and Property Trust entering into the Settlement Agreement and General Release with Standstill Provisions attached hereto as Exhibit H and incorporated herein by reference in its entirety, pursuant to which Settlement Agreement Realty Acquisition Corporation withdrew its tender offer for Property Trust. The issuance of the Option was conditional upon SWRT's purchase of the 501,000 Common Shares from Realty Acquisition Corporation described in the paragraph immediately above.

Amendment No. 2
- ----------------
      On March 6, 1990, SWRT purchased, through a broker in open market transactions, an aggregate of 9,600 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $960) as follows: 5,600 Shares at $8.00 per Share, 3,000 Shares at $8.125 per Share, and 1,000 Shares at $8.25 per Share. On March 8, 1990, SWRT purchased 377,500 Common Shares at a price of $8.375 per Share in a privately negotiated transaction.

Amendment No. 4
- ---------------
      On March 14, 1990, Southwest purchased, through a broker in open market transactions, an aggregate of 21,900 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $2,190) as follows: 300 Shares at $8.625 per share and 21,600 Shares at $8.75 per Share. On March 16, 1990, Southwest purchased, through a broker in open market transactions, an aggregate of 70,700 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $7,070) as follows: 68,600 Shares at $9.00 per share and 2,100 Shares at $8.75 per share.

Amendment No. 5
- ---------------
      On March 19, 1990 through March 22, 1990, Southwest purchased, through a broker in open market transactions, an aggregate of 56,700 Common Shares, at an average price of $8.794 per Common Share (excluding commissions which totaled $5,670).

Amendment No. 7
- ---------------
      Realty has surrendered the Option and has received as a dividend rights to acquire 525,550 shares of Property Trust, as described in the pages 1-5 of the Prospectus incorporated in response to Item 4 above and such pages are hereby incorporated herein by reference.

Amendment No. 8
- ---------------
      Realty acquired 720,000 Common Shares of the Issuer as follows: 525,550 Common Shares pursuant to the exercise of rights that had been issued to Realty as a dividend, and an additional 194,450 Common Shares pursuant to Realty's oversubscription privilege as more fully described in pages 1-5 of the Prospectus which constitutes Part I of the Registration Statement on Form S-2 filed by the Issuer dated May 16, 1991, Registration Number 33-39766 attached hereto as Exhibit A.

      Willmott acquired 3,000 Common Shares, Hunt acquired 9,200 Common Shares and Hunt Securities Company acquired 37,800 Common Shares of the Issuer, each as a third-party subscriber to Common Shares unsubscribed for by holders of rights pursuant to Issuer's offer as more fully described on pages 1-5 of the Prospectus identified above.

Amendment No. 9
- ----------------
      Realty acquired 30,000 Shares of the Issuer at a price of $8.50 per share, in an open-market purchase on September 24, 1991.

Amendment No. 11
- ----------------
      Realty acquired the 1,072,617 Shares and Sanders acquired the 100,000 Shares of the Issuer at a price of $8.875 per Share pursuant to the Offering.

Amendment No. 12
- -----------------
      On March 6, 1992, Realty acquired 44,899 Shares and Sanders acquired 1,749 Shares pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan.

      Realty acquired the 1,300,000 Shares of the Issuer at a price of $10.375 per Share pursuant to the PTR Offering.

Amendment No. 14
- -----------------
      On June 5, 1992 and September 4, 1992, Realty acquired 69,666 and 60,956 Shares, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan.

Amendment No. 15
- ----------------
      [See Item 4(a).]

Amendment No. 16
- ----------------
      [See Item 4(a).]

Amendment No. 17
- ----------------
      [See Item 4(a).]

Amendment No. 18
- -----------------
      No transactions in Common Shares were effected in the past sixty days by the persons listed in the above table. The following paragraphs describe REALTY's purchases of Common Shares since the most recent prior amendment to the 13D:

            From February 19 to February 24, 1993, REALTY purchased 100,000 Common Shares on the New York Stock Exchange for a total of $1,696,125.

            On May 14, 1993, REALTY purchased 96,618 Common Shares for $1,710,332 pursuant to the DRIP and purchased 50,000 Common Shares on the New York Stock Exchange for $878,000.

            On August 13, 1993, REALTY purchased 90,716 Common Shares for $1,689,138 pursuant to the DRIP.

            On September 22, 1993, REALTY purchased 3,343,975 Common Shares for $61,445,568 in PTR's public rights offering.

Amendment No. 20
- ----------------
      To the filing persons' belief, none of the persons named in Item 2 effected any transactions in the Common Shares during the past 60 days, except that (i) REALTY purchased 3,310,877 Common Shares in PTR's public rights offering, which closed on August 16, 1994, at a price of $18.25 per Common Share; (ii) REALTY purchased 10,000 and 30,000 Common Shares on the open market on August 23, 1994 at prices of $17.875 and $17.75 per Common Share, respectively; and (iii) REALTY purchased 5,500, 10,000 and 21,600 Common Shares on the open market on August 24, 1994 at prices of $17.625, $17.875 and $17.75 per Common Share, respectively. SECAP, GROUP and Sanders may be deemed to beneficially own such Common Shares.

      (d)

Amendment No. 20
- -----------------
      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the persons named in Item 2.

      (e)

Amendment No. 20
- ----------------
      No person filing this statement has ceased to be a beneficial owner of more than five percent of the Common Shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

      Item 6 of the 13D is hereby restated in its entirety as follows:

Schedule 13D
- -------------
      As described in Item 4 above, the Investor Agreement, the Articles Supplementary and the Option provide for various rights and restrictions with respect to Property Trust's securities. The Agreement for Sale of Stock described in Item 5(c), attached hereto as Exhibit G and incorporated herein by reference in its entirety, is the only agreement or understanding other than the Investor Agreement, the Option and the Articles Supplementary between SWRT and another person or entity which involves the Common Shares

Amendment No. 6
- ----------------
      [Pursuant to the terms of the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any securities owned by Realty (as described in Article I of the Advisory Agreement). . . .  Pursuant to the
understanding of the parties to the Advisory Agreement, the Advisory Agreement became effective on January 4, 1991, when Realty received payment for approximately 27,167 shares of its common stock.] [From Item 5 in Amendment No. 6.]

      Except as set forth in Items 4 and 5 [the above paragraph], there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Amendment No. 19
- ----------------
      As of July 11, 1994, REALTY and PTR entered into that certain Second Amended and Restated Investor Agreement (the "Investor Agreement"), which amended and restated that certain Amended and Restated Investor Agreement, dated as of May 14, 1991, between REALTY's predecessor and PTR, as such agreement was amended by that certain First Amendment thereto dated as of May 14, 1991 and by that certain Supplemental Agreement dated as of May 14, 1991.

      Pursuant to the Investor Agreement, REALTY has agreed to fully exercise the subscription rights it receives from PTR as a dividend to holders of record of Common Shares on July 21, 1994 for Common Shares in PTR's public rights offering. As consideration for this additional investment by REALTY, PTR has agreed (i) to adopt a board resolution exempting REALTY and any person or entity owning, directly or indirectly, 20% or more of REALTY's then outstanding voting securities (collectively, the "Investor Group") from the application of the provisions of Article 2, Section 7(c) of PTR's Restated Declaration of Trust, as amended, which limits beneficial ownership by any person or group to 9.8% of PTR's then outstanding Common Shares, to the extent that the Investor Group acquires securities giving it Beneficial Ownership (as defined in the Investor Agreement) or not more than 49% of PTR's Common Shares, (ii) to adopt a board resolution irrevocably exempting the Investor Group from the application of Section 3-601 through and including Section 3-604 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Maryland Code") so long as the Investor Group Beneficially Owns 49% or less of PTR's Common Shares, (iii) to adopt a bylaw amendment exempting the Investor Group from the application of Section 3-701 through and including Section 3-709 of the Maryland Code with respect to any Common Shares acquired pursuant to the Investor Agreement, and (iv) to redeem the rights outstanding pursuant to PTR's Rights Agreement, dated as of February 23, 1990, with Chemical Bank, and adopt and enter into a new Rights Agreement with Chemical Bank which provides that the Investor Group shall not become an Acquiring Person (as defined in the new Rights Agreement) or cause a Triggering Event (as defined in the Investor Agreement) solely as a result of (A) acquiring securities giving the Investor Group Beneficial Ownership of 49% or less of the Common Shares or (B) Beneficially Owning in excess of 49% of the Common Shares, if such excess results from repurchases of Common Shares by the Trust or acquisitions of newly issued Common Shares by the Investor Group directly from the Trust.

      REALTY has agreed in the Investor Agreement that the Investor Group will not directly or indirectly acquire any securities if the effect would be to increase the Investor Group's Beneficial Ownership to greater than 49% of the Common Shares, except for an all-cash tender offer for all PTR securities or a tender offer made in response to a tender offer by a third party. REALTY has also agreed that the Investor Group will not, without the prior written consent of PTR's Board of Trustees, directly or indirectly sell securities to any person, entity or group which would result in such person, entity or group Beneficially Owning more than 9.8% of the Common Shares.

      REALTY has the right under the Investor Agreement so long as the Investor Group Beneficially Owns at least 9% of the Common Shares to designate at least one person for nomination to serve on PTR's Board of Trustees. REALTY has the right to designate such nominees in proportion to the percentage Beneficial Ownership of Common Shares by the Investor Group (at least two nominees) so long as the Investor Group Beneficially Owns more than 10% of the Common Shares, provided that REALTY may not designate more than two nominees so long as PTR's Board consists of not more than eight Trustees. REALTY also has certain demand and piggyback registration rights under the Investor Agreement with respect to its Common Shares.

      The foregoing is only a summary of the Investor Agreement and reference is made to the Investor Agreement, a copy of the form of which is filed as an exhibit to this amendment and is incorporated herein by reference, for a complete statement of its provisions.

Item 7.     Material to Be Filed as Exhibits

      Item 7 of the 13D, as supplemented hereby, is hereby restated in its entirety as follows:

Schedule 13D
- -------------

      Exhibit Letter                            Exhibit
      --------------                            --------

            A Copy of Investor Agreement between SWRT and Property Trust, dated February 23, 1990, setting forth certain rights, restrictions and covenants with respect to SWRT's relationship with Property Trust.

            B Copy of Letter Agreement between Morgan Guaranty Trust Company of New York and SWRT, dated February 22, 1990, which sets forth the terms of the demand loan facility used by SWRT to fund the acquisition of the 501,000 Common Shares from Realty Acquisition Corporation.

            C Copy of Promissory Note of SWRT, payable to the order of Morgan Guaranty Trust Company of New York, in the aggregate principal amount of the lesser of $10,000,000 or the aggregate principal amount of loans outstanding thereunder, dated February 22, 1990.

            D Copy of Guaranty of William D. Sanders of the repayment of the Loans evidenced by the Promissory Note (Exhibit C hereof), in favor of Morgan Guaranty Trust Company of
                        New York, executed and delivered on   February 22,
                        1990.

            E Copy of Option dated February 23, 1990 issued by Property Trust to SWRT and entitling SWRT to purchase 600,000 shares of Variable Rate Cumulative Convertible Series A Preferred Shares of Beneficial Interest of Property Trust, par value $1.00 per share.

            F Copy of Articles Supplementary of Property Trust, dated as of February 23, 1990, setting forth the rights and privileges of the Variable Rate Cumulative Convertible Series A Preferred Shares.

            G Copy of Agreement for Sale of Stock, by and among SWRT, Sizeler Property Investors, Inc., a Delaware corporation, and Realty Acquisition Corporation, dated February 22, 1990.

            H Copy of Settlement Agreement and General Release with Standstill Provisions, among Property Trust, Realty Acquisition Corporation, and Sizeler Property Investors, Inc., dated February 22, 1990.

            I Copy of Joint Filing Statement of William D. Sanders and SWRT.

Amendment No. 6
- ----------------

      Exhibit Letter                      Exhibit
      --------------                      --------

            A Copy of Real Estate Advisory Agreement, dated as of December 31, 1990, by and between Southwest Advisors Incorporated and Southwest Realty Investors Incorporated.

            B Copy of proposed advisory agreement dated as of February ___, 1991, by and between Southwest Realty Advisors Incorporated and Property Trust of America.

Amendment No. 7
- ---------------

      Exhibit Letter                      Exhibit
      --------------                      --------

            A Pages 1-5 of the Prospectus which constitutes Part I of the Registration Statement on Form S-2 filed by Property Trust of America dated May 16, 1991, Registration Number 33-39766.

Amendment No. 18
- ----------------
      A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

Amendment No. 19
- -----------------
      A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto and a copy of the form of the Investor Agreement is filed as Exhibit B hereto.

Amendment No. 20
- -----------------
      A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 25, 1994
- ---------------
     Date


                                    SECURITY CAPITAL REALTY INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                    --------------------------------
                                          Paul E. Szurek
                                          Secretary

                                    SECAP REALTY INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Secretary


                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Secretary


                                    WILLIAM D. SANDERS


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Attorney-in-fact pursuant to a
                                          Power of Attorney filed as
                                          Exhibit B to Amendment No. 16
                                          to the Schedule 13D, which is
                                          incorporated by reference

                                       EXHIBIT INDEX
                                       --------------

EXHIBIT A   Agreement relating to filing of joint statement.


                                         EXHIBIT A
                                         ---------


      This Agreement is entered into by and among Security Capital Realty Incorporated, a Maryland corporation, SECAP REALTY Incorporated, a Delaware corporation, Security Capital Group Incorporated, a Delaware corporation, and William D. Sanders, an individual.

      Each of the persons named above hereby agrees that the Amendment to the
Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

      IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 25th day of August, 1994.


                                    SECURITY CAPITAL REALTY INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                    --------------------------------
                                          Paul E. Szurek
                                          Secretary


                                    SECAP REALTY INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Secretary


                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Secretary

                                    WILLIAM D. SANDERS


                                    By:   /s/ Paul E. Szurek
                                   ---------------------------------
                                          Paul E. Szurek
                                          Attorney-in-fact pursuant to a
                                          Power of Attorney filed as
                                          Exhibit B to Amendment No. 16
                                          to the Schedule 13D, which is
                                          incorporated by reference